

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 5, 2011

Via Facsimile
Mr. Armando Garcia
Chief Executive Officer
Homeland Resources Ltd.
6801 Los Trechos NE
Albuquerque, NM 87109

     Re: **Homeland Resources Ltd.**
             Form 10-K for Fiscal Year Ended July 31, 2010
             Filed October 29, 2010
             Form 10-Q for the Quarterly Period Ended October 31, 2010
             Filed December 15, 2010
             Form 10-Q for the Quarterly Period Ended January 31, 2011
             Filed March 11, 2011
             File No. 333-147501

Dear Mr. Garcia:

      We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended October 31, 2010

Changes in Internal Controls over Financial Reporting, page 14

1.   We note you implemented additional internal controls intended to remediate material weaknesses as cited in the prior fiscal year, and as a result of additional control procedures implemented you deem that internal controls are sufficient so as to mitigate previously cited material weaknesses. Please comply with Item 308(c) of Regulation S-K and disclose the specific additional control procedures that have been implemented and how those procedures remediated each of your identified material weaknesses. Further,

we note the material weaknesses identified in your Form 10-Q for the quarterly period ended January 31, 2011 related to your disclosure controls and procedures. Tell us how you have concluded your internal controls are effective with the existence of these material weaknesses in your disclosure controls and procedures.

Form 10-Q for the Quarterly Period Ended January 31, 2011

Note 7 – Oil and Gas Properties, page 7

2.   We note three of the wells in which you participate are in production and you have recorded revenue for the three months ended January 31, 2011. As you are engaged in oil and gas producing activities, please revise your disclosure in future filings to fully comply with Rule 4-10(c)(7) of Regulation S-X and Items 1201 through 1208 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Carroll at (202) 551-3362 or Shannon Buskirk at (202) 551-3717 if you have any questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief